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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                     [LOGO]

                           HASKEL INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                           HASKEL INTERNATIONAL, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   418106100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 PATRICIA WEHR
                            CHIEF FINANCIAL OFFICER
                           HASKEL INTERNATIONAL, INC.
                              100 E. GRAHAM PLACE
                               BURBANK, CA 91502
                                 (818) 556-2561
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               RICHARD A. STRONG
                          GIBSON, DUNN & CRUTCHER LLP
                       333 SOUTH GRAND AVENUE, 47TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 229-7000

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer by HI Holdings Inc., a Delaware corporation, through its wholly-owned subsidiary HI Merger Subsidiary Inc., a California corporation, to purchase all of the Shares (as defined below) of Haskel International, Inc., a California corporation.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Haskel International, Inc., a California corporation (the "Company"). The address of the principal executive offices of the Company is 100 E. Graham Place, Burbank, California 91502. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the Class A common stock, no par value, and the Class B common stock, no par value, of the Company (collectively, the "Common Stock"). Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of Common Stock.

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated March 22, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by HI Holdings Inc., a California corporation ("Parent"), and HI Merger Subsidiary Inc., a California corporation and wholly owned subsidiary of Parent ("Purchaser"), with the Securities and Exchange Commission (the "SEC"), relating to an offer to purchase all of the issued and outstanding Shares at $12.90 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, hereinafter referred to as the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 22, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

     The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of March 15, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser, the Company or any of their wholly-owned subsidiaries and Shares held by shareholders of the Company who will have properly perfected their dissenters' rights, if any, under California law) will be converted into the right to receive the Offer Price without interest. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

     The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at 800 Third Avenue, 40th Floor, New York, NY 10022.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated September 21, 1998, relating to its October 30, 1998 Annual Meeting of Shareholders (the "Proxy Statement") under the headings "Security Ownership of Management," "Compensation of Directors," "Executive Compensation," "Employment Agreements," "Stock Option Plans," "Retirement Plans," "Report of Compensation Committee," "Compensation Committee Interlocks and Insider Participation in Compensation Decision." A copy of the applicable portions of the Proxy Statement has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

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THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

     THE OFFER. The Merger Agreement provides that if none of the events or conditions set forth in "Certain Conditions to the Offer" (the "Conditions") shall have occurred and be existing, as promptly as practicable after, but in no event later then five (5) Business Days after, the public announcement of the execution of the Merger Agreement by the parties thereto, Purchaser is required to commence the Offer for all the outstanding Shares, at the Offer Price. Purchaser is required to use all commercially reasonable efforts to consummate the Offer. Purchaser shall accept for payment all outstanding Shares which have been validly tendered and not withdrawn pursuant to the Offer at the earliest time following the expiration of the Offer provided that all conditions to the Offer shall have been satisfied or waived by Purchaser. The obligation of Purchaser to accept for payment, purchase and pay for Shares tendered pursuant to the Offer is subject only to the Conditions and to the Minimum Condition. Purchaser has expressly reserved the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer (provided that, unless previously approved by the Company in writing, no change may be made which decreases the Offer Price, which changes the form of consideration to be paid in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, which imposes conditions to the Offer in addition to the Conditions or which broadens the scope of such Conditions except as provided below, which amends any other term of the Offer in a manner adverse to the holders of Shares, which extends the Offer except as provided below or which amends the Minimum Condition).

     The Merger Agreement provides that the Offer Price is to be paid net to the sellers of Shares in cash, less any required withholding of taxes, upon the terms and subject to the Conditions of the Offer. No Shares held by the Company or any of its subsidiaries will be tendered in the Offer.

     The Merger Agreement provides that the Offer will expire at midnight, New York City time, on the date that is twenty Business Days (which means any day other than Saturday, Sunday or a federal holiday) after the Offer is commenced; provided, however, that without the consent of the Company or the Company Board, Purchaser may (i) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required for any rule, regulation, interpretation or position of the Securities and Exchange Commission ("Commission") or the staff thereof applicable to the Offer or (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten Business Days beyond the latest expiration date that would otherwise be permitted under clause
(i) or (ii) of this sentence if on such expiration date the Minimum Condition has not been satisfied. If all of the Conditions to the Offer are not satisfied on any scheduled expiration date of the Offer then, provided that all such Conditions are reasonably capable of being satisfied prior to May 28, 1999, Purchaser is required to extend the Offer from time to time until such Conditions are satisfied or waived, provided that Purchaser will not be required to extend the Offer beyond June 11, 1999. Subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser has agreed to accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to accept for payment and pay for pursuant to the Offer, as promptly as practicable after the expiration of the Offer.

     COMPANY ACTION. The Company has approved of and consented to the Offer. The Company Board, at a meeting duly called and held, has, subject to the terms and conditions set forth in the Merger Agreement, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the shareholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects, such approval constituting approval of the Offer, the Merger Agreement and the Merger for purposes of Section 1101 of the California General Corporations Law (the "CGCL" or "California Law"), and similar provisions of any other similar state statutes that might be deemed applicable to the transactions contemplated by the Merger Agreement, and (iii) resolved to recommend that the shareholders of the Company accept the

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Offer, tender their Shares to Purchaser and approve and adopt the Merger
Agreement and the Merger; provided, however, that such recommendation may be withdrawn, modified or amended in accordance with the Merger Agreement.

     The Merger Agreement provides that the Company will file with the Commission a Solicitation/ Recommendation Statement on Schedule 14D-9 containing the recommendation described above, and promptly mail the Schedule 14D-9 to the shareholders of the Company. Notwithstanding anything to the contrary in the Merger Agreement, if in response to an acquisition proposal that the Company Board reasonably believes to be more favorable from a financial point of view to its shareholder than the Offer and the Merger taking into account at the time of determination all factors relating to such proposed transaction deemed relevant by the Company Board or as otherwise consistent with its fiduciary duties under applicable law, the Company Board determines in accordance with the Merger Agreement, that it is required in the exercise of its fiduciary duties to withdraw, modify or amend its recommendation, such withdrawal, modification or amendment shall not constitute a breach of the Merger Agreement.

     COMPANY BOARDS OF DIRECTORS AND COMMITTEES. The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as will give Purchaser representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any increase in the number of directors as provided in the Merger Agreement) and the percentage that such number of Shares so purchased bears to the total number of outstanding Shares on a fully diluted basis, and the Company shall use its reasonable best efforts to, upon request by Purchaser, promptly, at the Company's election, either increase the size of the Company Board or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Company Board and to cause Purchaser's designees to be so elected. At such times, the Company will use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Company Board to be represented on (i) each committee of the Company Board (other than any committee of the Company Board established to take action under the Merger Agreement), (ii) each Company Board of each subsidiary of the Company and (iii) each committee of each such Company Board.

     THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with California Law, at the Effective Time, Purchaser will be merged with and into the Company. The Merger Agreement provides that the Merger will become effective upon the filing of the Merger Agreement and an officers' certificate of each constituent corporation with the Secretary of State of the State of California (the "Effective Time"). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation.

     Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company, its subsidiaries or by Parent, Purchaser or any other subsidiaries of Parent, which will be canceled and extinguished without consideration, or Shares as to which appraisal rights are exercised) shall be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the "Merger Consideration"). In addition, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of a class of capital stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. Each Share held by the Company as treasury stock or its subsidiary, as Parent, Purchaser or any subsidiary of Parent or Purchaser will be canceled and extinguished without consideration. Notwithstanding any other provision of the Merger Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall be entitled to and shall have demanded properly in writing payment for such Shares in accordance with Chapter 13 of California Law and who shall not have withdrawn such demand or otherwise have forfeited appraisal rights shall not be converted into or represent the right to receive cash pursuant to the Merger Agreement.
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     The Merger Agreement provides that the directors of Purchaser at the
Effective Time will be the directors of the Surviving Corporation and that the officers of the Purchaser at the Effective Time will be the officers of the Surviving Corporation, in each case, until successors are duly elected or appointed and qualified in accordance with applicable law. The Merger Agreement also provides that the Articles of Incorporation of the Company in effect at the Effective Time will be the Articles of Incorporation of the Surviving Corporation, and that the By-Laws of the Company will be the By-Laws of the Surviving Corporation, in each case, until amended in accordance with applicable law.

     SHARES OF DISSENTING HOLDERS. The Merger Agreement provides that notwithstanding anything to the contrary contained in the Merger Agreement, any holder of Shares with respect to which dissenters' rights, if any, are granted by reason of the Merger under California Law and who does not vote in favor of the Merger and who otherwise complies with Chapter 13 of California Law ("Company Dissenting Shares") shall not be entitled to receive any Merger Consideration pursuant to the terms of the Merger Agreement, unless such holder fails to perfect, effectively withdraws or loses his or her right to dissent from the Merger under California Law. If any such holder so fails to perfect, effectively withdraws or loses his or her dissenters' rights under California Law, each Company Dissenting Share of such holder shall thereupon be deemed to have been converted, as of the Effective Time, into the right to receive the Offer Price.

     Any payments relating to Company Dissenting Shares shall be made solely by the Surviving Corporation and no funds or other property have been or will be provided by Purchaser, Parent or any of Parent's other direct or indirect subsidiaries for such payment, nor shall the Company make any payment with respect to, or settle or offer to settle, any such demands.

     EXCHANGE OF CERTIFICATES. The Merger Agreement provides that a bank or trust company designated by Parent and reasonably acceptable to the Company, shall act as the exchange agent (in such capacity, the "Exchange Agent"), for the benefit of the holders of Shares, for the exchange of a certificate or certificates which immediately prior to the Effective Time represented Shares (the "Certificates") that were converted into the right to receive the Offer Price. The Merger Agreement provides that Parent will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares, the Merger Consideration to be paid in respect of the Shares. The Depositary is acting as the Exchange Agent.

     Pursuant to the Merger Agreement, as soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of
Certificates: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for a cash payment of the proper Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent and Purchaser, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor by check an amount equal to (A) the Offer Price, multiplied by (B) the number of Shares represented by such Certificate, which such holder has the right to receive, and the Certificate so surrendered shall forthwith be canceled. No interest shall be paid or accrued on any Merger Consideration upon the surrender of any Certificates. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, payment of the proper Merger Consideration may be paid to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer or other taxes required as a result of such payment to a Person other than the registered holder of such shares have been paid. Until surrendered and exchanged, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender an amount equal to
(A) the Offer Price, multiplied by (B) the number of Shares represented by such Certificate. In the event that any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall pay, upon the making of an affidavit of that fact by the holder thereof, the proper Merger Consideration, provided, however, that Parent may, in its discretion, require the delivery of a suitable bond and/or indemnity.

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     The Merger Agreement further provides that the Merger Consideration paid upon the surrender for exchange of Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such Shares in accordance with the terms of the Merger Agreement or prior to the date thereof and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged.

     Pursuant to the Merger Agreement, any portion of the Merger Consideration which remains undistributed to the shareholders of the Company for six months after the Effective Time shall be delivered to Parent, upon demand, and any shareholders of the Company who have not theretofore complied with the terms of the Merger Agreement shall thereafter look only to Parent for payment of their claim for any Merger Consideration.

     COMPANY STOCK OPTIONS. The Merger Agreement provides that at the Effective Time, each outstanding, vested and exercisable Existing Stock Option issued pursuant to the 1989 Incentive Stock Option Plan, the 1995 Incentive Stock Option Plan, the 1995 Formula Stock Option Plan, the 1998 Long-Term Performance Incentive Plan or the Non-Qualified Stock Option Plan of the Company (the "Company Plans") or issued outside the Company Plans via special grants by the Company's Stock Option Committee, shall be converted into and shall become the right to receive a cash payment per Existing Stock Option, without interest, determined by multiplying (i) the excess, if any, of the Offer Price over the applicable per share exercise price of such Existing Stock Option by (ii) the number of Shares into which such Existing Stock Option was exercisable immediately prior to the Effective Time, provided that Parent and Purchaser may, with the consent of the option holder, treat such options differently. At the Effective Time, all Existing Stock Options (including those options that are not exercisable at the time of the Merger) shall be canceled and be of no further force or effect except for the right to receive cash to the extent provided in the Merger Agreement.

     WARRANTS. The Merger Agreement provides that the Effective Time, each outstanding and exercisable warrant that entitles the holder to purchase Shares (a "Warrant" or collectively "Warrants") sold pursuant to Company's initial public offering of its common stock shall be converted into and shall become the right to receive a cash payment per Warrant, without interest, determined by multiplying (i) the excess, if any, of the Offer Price over the applicable per share exercise price of such Warrant by (ii) the number of Shares into which the Warrant was exercisable immediately prior to the Effective Time. At the Effective Time, all outstanding Warrants shall be canceled and be of no further force or effect except for the right to receive cash to the extent provided in the Merger Agreement.

     CONDUCT OF BUSINESS PRIOR TO CONSUMMATION OF THE MERGER. Pursuant to the Merger Agreement, the Company Board has agreed not to permit the Company or its subsidiaries to conduct its business in any manner other than in the ordinary course of business and in a manner consistent with past practice. The Company has agreed that, among other things and subject to certain exceptions, between the date of the Merger Agreement and the Effective Time, other than with Parent's or Purchaser's prior written consent, the Company and its subsidiaries shall not, voluntarily or involuntarily, take any of the following actions:

     (i) amend its Articles of Incorporation or By-Laws;

     (ii) amend or modify (except as contemplated by the Merger Agreement) the terms of the Company Plans or authorize for issuance, issue, sell, deliver or agree or commit to issue (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance or sale of Shares pursuant to the exercise of Existing Stock Options;

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     (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any securities of the Company or of its subsidiaries;

     (iv) except in connection with the exercise or purchase options under existing leases, (A) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the ordinary course of business and in amounts not material to the Company and its subsidiaries taken as a whole and except for indebtedness not exceeding $100,000 in the aggregate; (B) except as described in the Merger Agreement, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business consistent with past practice and in amounts not material to the Company and its subsidiaries taken as a whole and except for obligations of its subsidiaries; (C) except for investments not exceeding $100,000 in the aggregate, make any loans, advances or capital contributions to, or investments in, any other person (other than to subsidiaries of the Company or customary loans or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (D) except as described in the Merger Agreement, pledge or otherwise encumber shares of capital stock of the Company or its subsidiaries; or (E) except as described in the Merger Agreement, mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon except for liens securing indebtedness not exceeding $100,000 in the aggregate;

     (v) except as may be required by law or as contemplated by the Merger Agreement and except in connection with the hiring of officers (to replace at compensation levels not to exceed those of the officers being replaced any officer who retires or is terminated for any reason) or employees in the ordinary course of business, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, provided that the Company may not, under any circumstance, issue any stock option or stock option equivalents thereof to any person, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, except as required under existing agreements and except for the payment of bonuses and severance payments in the ordinary course of business generally consistent with past practice) increase in any manner the compensation or fringe benefits of any director, officer, employee or agent or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units or create, issue or increase any severance agreement or stay bonus with any officer, director or employee);

     (vi) except as described in the Merger Agreement or with the consent of Parent or Purchaser, which consent will not be unreasonably withheld, acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which have a value in excess of $250,000;

     (vii) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

     (viii) except in connection with the exercise of purchase options under existing leases which must be exercised for the Company to retain possession of the subject property, (A) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein (except for transactions having an aggregate value not exceeding $100,000); (B) authorize or make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $500,000; or (C) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited by clauses (A) or (B) of this paragraph;

     (ix) make any tax election or settle or compromise any income tax liability material to the Company and its subsidiaries taken as a whole;

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     (x) pay, discharge or satisfy any claims, liabilities or obligations
(absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against, in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its subsidiaries in the filings with the Commission made prior to the date of the Merger Agreement and since the filing of the Company's most recent Annual Report on Form 10-K (the "Recent SEC Reports") or incurred in the ordinary course of business consistent with past practice;

     (xi) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the Merger Agreement;

     (xii) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

     (xiii) incur any expenses in connection with the transactions contemplated hereby in excess of the amount set forth in the Merger Agreement without the prior written consent of Parent or Purchaser;

     (xiv) make any intercompany transfer of cash in excess of $500,000; or

     (xv) take, or agree in writing or otherwise to take, any of the actions which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect as of the date when made.

     OTHER POTENTIAL ACQUIRORS. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties (other than the parties to the Merger Agreement) conducted with respect to any offer or proposal for a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of all or any material portion of the assets of, or any equity interest in, the Company or its subsidiaries or any business combination with the Company or its subsidiaries (each an "Acquisition Proposal"). The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, limited liability company or other entity or group pursuant to confidentiality agreements on terms no less favorable to the Company than the confidentiality agreement that has been entered into by and between the Company and Parent, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any subsidiary or division thereof, if such entity or group has submitted a bona fide written proposal to the Company Board relating to any such transaction that is a proposal made by a third party to acquire, directly or indirectly, all of the equity securities of the Company entitled to vote generally in the election of directors or all or substantially all of the assets of the Company for cash and on terms which the Company Board reasonably believes (after consultation with a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to its shareholders than the Offer and the Merger, taking into account at the time of determination all factors relating to such proposed transaction deemed relevant by the Company Board, including, without limitation, the financing thereof, the proposed timing thereof and all other conditions thereto and any changes to the financial terms of this Agreement proposed by Parent and Purchaser (a "Superior Proposal") and the Company Board shall immediately notify Parent and Purchaser after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Company Board or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent and Purchaser shall be made orally and in writing, and, unless the Company Board concluded that such disclosure is inconsistent with its fiduciary duties under applicable law, shall indicate the identity of the person making the Acquisition Proposal or intending to make the Acquisition Proposal or requesting nonpublic information or access to the books and records of the Company, the terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal, and whether the Company is providing or intends to provide the person making the Acquisition Proposal with access to information concerning the Company as provided in the Merger Agreement. The Company shall also immediately notify Parent and Purchaser, orally and in writing, if it enters into negotiations concerning any Acquisition Proposal. Except as set forth above, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or indicate publicly its intention to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Company Board or such committee of the Offer or the Merger, (ii) approve or recommend, or indicate publicly its intention to approve or recommend, any Acquisition Proposal or
(iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Company Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the Company Board reasonably determines in good faith, after discussions with its counsel, that it is consistent with its fiduciary duties under applicable law, the Company Board may (subject to this and the following sentences) approve or recommend a Superior Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Offer or the Merger and/or terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Company Acquisition Agreement with respect to any Superior Proposal), but only at a time that is after the third business day following Parent's receipt of written notice advising Parent that the Company Board has received a Superior Proposal and, in the case of any previously received Superior Proposal that has been materially modified or amended, such modification or amendment and specifying the material terms and conditions of such Superior Proposal, modification or amendment. However, nothing set forth above shall prevent the Company Board from taking, and disclosing to the Company's shareholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; and provided further, however, that nothing shall prevent the Company Board from making such disclosure to the Company's shareholders as, in the good faith judgment of the Company Board, is required in the exercise of its fiduciaries duties under California Law, provided that the Company complies with the termination provisions of the Merger Agreement; provided further, that neither the Company nor the Company Board nor any committee thereof shall, except as permitted above, withdraw or modify or indicate publicly its intention to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or indicate publicly its intention to approve or recommend an Acquisition Proposal. The Company shall advise its officers and directors and any investment banker or attorney retained by the Company in connection with the transactions contemplated by the Merger Agreement of the restriction set forth therein.

     ACCESS TO INFORMATION. The Merger Agreement provides that until the Effective Time, the Company will provide to Parent and Purchaser and their authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries, will permit Parent and Purchaser to make such inspections as Parent and Purchaser may reasonably require and will cause the Company's officers and those of its subsidiaries to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent or Purchaser may from time to time reasonably request.

     Pursuant to the Merger Agreement, each of Parent and Purchaser has agreed that it will hold and will cause its consultants and advisors to hold in confidence all documents and information concerning the Company and its subsidiaries furnished to Parent or Purchaser in connection with the transactions contemplated by the Merger Agreement.

     SHAREHOLDERS MEETING. The Merger Agreement provides that, if a vote of the Company's shareholders is required by law, the Company will, as promptly as practicable following (A) the acceptance for payment of Shares by Purchaser pursuant to the Offer, or (B) the termination of the offer by its terms, take, in accordance with applicable law and its Articles of Incorporation and By-Laws, all action necessary to convene a meeting of holders of Shares (the "Shareholders Meeting") to consider and vote upon the approval of the Merger Agreement. The Company shall, as promptly as practicable, prepare and file with the Commission the Proxy Statement which shall include the recommendation of the Company Board that shareholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the written opinion of Schroder that the cash consideration to be received by the shareholders of the Company pursuant to the Merger is fair to such shareholders from a financial point of view. The Company shall use all reasonable efforts to have the

Proxy Statement cleared by the Commission as promptly as practicable after such filing, and promptly thereafter mail the Proxy Statement to the shareholders of the Company. The Company shall also use its best efforts to obtain all necessary state securities law or "blue sky" permits and approvals required in connection with the Merger and to consummate the other transactions contemplated by the Merger Agreement and will pay all expenses incident thereto. Notwithstanding the foregoing, the Merger Agreement provides that if Parent, Purchaser and/or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a Shareholders Meeting in accordance with Section 1110 of the California Law.

     Parent and Purchaser have agreed to cause all Shares purchased pursuant to the Offer and all other Shares owned by Parent, Purchaser or any subsidiary of Parent to be voted in favor of the Merger.

     ADDITIONAL AGREEMENTS; REASONABLE BEST EFFORTS. Subject to the terms and conditions in the Merger Agreement, Parent, Purchaser and the Company agree to use all reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, (a) cooperation in the preparation and filing of the Schedule 14D-1, the Schedule 14D-9, the Schedule 13E-3, if any, the Proxy Statement, any filings that may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and any amendments thereto; (b) the taking of all action reasonably necessary, proper or advisable to secure any necessary consents under existing debt obligations of the Company and its subsidiaries or to amend the notes, indentures or agreements relating thereto to the extent required by such notes, indentures or agreements or redeem or repurchase such debt obligations;
(c) contesting any legal proceeding relating to the Offer or the Merger and (d) the execution of any additional instruments necessary to consummate the transactions contemplated thereby. Subject to the terms and conditions of the Merger Agreement, Parent and Purchaser agree to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after the shareholder vote, if any, with respect to the Merger. In case at any time after the Effective Time any further action is necessary to carry out the purposes of the Merger Agreement, the proper officers and directors of each party shall take all such necessary action.

     CONSENTS. The Merger Agreement provides that Parent, Purchaser and the Company each will use all commercially reasonable efforts to obtain consents of all third parties and governmental entities necessary, proper or advisable for the consummation of the transactions contemplated by the Merger Agreement.

     PUBLIC ANNOUNCEMENTS. The Merger Agreement provides that Parent, Purchaser and the Company, as the case may be, will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by the Merger Agreement, including, without limitation, the Offer or the Merger, and shall not issue any such press release or make any such public statement prior to such consultation and approval, except as may be required by applicable law or by obligations pursuant to any listing agreement with The Nasdaq Stock Market, as determined by Parent, Purchaser or the Company, as the case may be.

     GUARANTEE OF PERFORMANCE. Pursuant to the Merger Agreement, Parent has agreed to guarantee performance by Purchaser of its obligations under the Merger Agreement and the indemnification obligations of the Surviving Corporation (as described below).

     FINANCING COMMITMENTS. Pursuant to the Merger Agreement, Tinicum and Edmundson have executed a guarantee. The guarantee provides that Tinicum Capital Partners, L.P. and Edmundson International, Inc. (the "Guarantors") jointly and severally, unconditionally and irrevocably guarantee to the Company that if Parent or Purchaser fail to pay any damages due to the Company (the "Obligations") arising from a breach or violation by Parent or Purchaser of their Obligations under the Merger Agreement, then Guarantors shall forthwith, upon demand (which demand shall be for the sole purpose of providing notice to the Guarantors and shall not require the Company to exhaust any remedy before proceeding against the Guarantors), discharge the Obligations. The Guarantors shall be liable to the Company for the reasonable costs and expenses (including, without limitation, reasonable out-of-pocket legal fees and expenses) incurred by the

Company (following a demand upon the Guarantor) in any proceeding brought by or on behalf of the Company to enforce the guarantee, except in the event a court or adjudicatory panel of competent jurisdiction determines that a good faith dispute existed with respect to the amount owed by the Guarantors hereunder.

     CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of the parties to effect the Merger are subject to the satisfaction of the following conditions prior to the Effective Time: (a) if required by California Law, the Merger Agreement shall have been approved and adopted by the requisite vote of the shareholders of the Company; (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger; (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired, and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated by the Merger Agreement shall have been either filed or received;
(d) the number of holders of Company Dissenting Shares shall be less than five percent of the total number of Shares; (e) the representations and warranties of each of the parties set forth in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the Closing Date; it being understood that representations and warranties shall be deemed to be true and correct unless the respects in which the representations and warranties are untrue or incorrect in the aggregate is likely to have a Material Adverse Effect; and (f) each of the parties shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations by the Company as to the Company's corporate organization and qualification, the Company's subsidiaries, capitalization, authority, filings with the Commission and other governmental authorities, financial statements, the absence of certain changes or events concerning the Company's corporate organization and qualification, the absence of undisclosed liabilities, the truth of information supplied by the Company, litigation, labor matters, employee benefit matters and ERISA, taxes, compliance with applicable laws, environmental matters, real property, intellectual property, year 2000 compliance, insurance, suppliers and customers, restrictions on business activities, brokers, conduct of business, expenses, dividends, state takeover statutes and related party transactions.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. Pursuant to the Merger Agreement, Parent and Purchaser have agreed that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Company and its subsidiaries as provided in their respective charters or By-Laws (or other similar governing instruments) or otherwise in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect. To the maximum extent permitted by California Law, such indemnification shall be mandatory rather than permissive, and the Surviving Corporation shall advance expenses in connection with such indemnification (subject to the Surviving Corporation's receipt of an undertaking by the indemnified party to return such advanced expenses to the Surviving Corporation if it is determined by a final, non-appealable order of a court of competent jurisdiction that such indemnified party is not entitled to retain such advanced expenses).

     The Merger Agreement further provides that Parent shall cause the Surviving Corporation to maintain in effect for not less than five years from the Effective Time the policies of the directors' and officers' liability and fiduciary insurance most recently maintained by the Company (provided that the Surviving Corporation may substitute policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in satisfying its obligation, the Surviving Corporation shall not be obligated to pay premiums in excess of $125,000 with respect to such insurance.

     In the event the Surviving Corporation or its successor (i) is consolidated with or merges into another person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any other person in a single transaction or a series of related transactions, Parent has agreed that it will make or cause to be made proper provision so that the successor or transferee of the Surviving Corporation shall comply in all material respect with these terms.

     EMPLOYEE MATTERS. Under the Merger Agreement, employees of the Company and its subsidiaries shall be treated after the Merger no less favorably under Parent's ERISA plans, to the extent applicable, than other similarly situated employees of Parent and its subsidiaries.

     For a period of one year following the Merger, Parent has agreed to, and to cause its subsidiaries to, maintain with respect to their employees who had been employed by the Company or any of its subsidiaries prior to the Effective Time and who remain employed following the Effective Time (i) base salary or regular hourly wage rates for each such employee at not less than the rate applicable immediately prior to the Merger to such employee, and (ii) employee benefits (as defined for purposes of Section 3(3) of ERISA), which are substantially comparable in the aggregate to such employee benefits provided by the Company and its subsidiaries immediately prior to the Merger.

     To the extent they participate under such plans, Parent and its subsidiaries have agreed to credit employees of the Company and its Subsidiaries for purposes of determining eligibility to participate or vesting under Parent's ERISA Plans with their service prior to the Merger with the Company and its subsidiaries to the same extent such service was counted under similar benefit plans of the Company prior to the Merger.

     Neither Parent nor the Surviving Corporation is required to continue any specific plans or to continue the employment of any specific person.

     TERMINATION. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

     (a) by mutual written consent of Parent, Purchaser and the Company;

     (b) by Parent or Purchaser or the Company if (i) any court of competent jurisdiction in the United States or other United States governmental authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become nonappealable; or (ii) by October 31, 1999, the Merger has not been consummated (unless otherwise extended by the parties); provided, however, that the right to terminate the Merger Agreement pursuant to this clause (ii) shall not be available to a party if such party's failure to fulfill any obligations under the Merger Agreement shall have been the reason that the Effective Time shall not have occurred on or before such date;

     (c) by the Company if (i) there shall have been a breach of any representation or warranty on the part of Parent or Purchaser set forth in the Merger Agreement, or if any representation or warranty of Parent or Purchaser shall have become untrue, in either case which materially adversely affects the consummation of the Offer, (ii) there shall have been a breach on the part of Parent or Purchaser of any of their respective covenants or agreements set forth in the Merger Agreement having a Material Adverse Effect on Parent or materially adversely affecting the consummation of the Offer, and Parent or Purchaser, as the case may be, has not cured such breach prior to the earlier of (A) ten days following notice by the Company thereof and (B) two Business Days prior to the date on which the Offer expires, provided that the Company has not breached any of its obligations in a manner that proximately contributed to such breach by Parent or Purchaser, or (iii) prior to the purchase of Shares pursuant to the Offer, the Company has received a Superior Proposal and the Company Board by a majority vote shall have determined in its good faith judgment, on the advice of counsel, that it is required to do so in the exercise of its fiduciary duties under California Law; provided that, without limiting Parent's right to liquidated damages, such termination under this clause shall not be effective until payment of the required termination fee (see below); or

     (d) by Parent or Purchaser prior to the purchase of Shares pursuant to the Offer if (i) the Company Board withdraws or modifies in a manner materially adverse to Parent or Purchaser its favorable recommendation of the Offer or the approval or recommendation of the Merger or shall have recommended a Third Party Acquisition (as defined below), (ii) a Third Party Acquisition occurs, (iii) there shall have been a breach of any representation or warranty on the part of the Company set forth in the Merger Agreement, or any representation or warranty of the Company shall have become untrue, in either case if the respects in which the representations and warranties made by the Company are inaccurate would in the aggregate have a Material Adverse Effect on the Company or materially adversely affect (or delay) the consummation of the Offer or the Merger, (iv) there shall have been a breach on the part of the Company of its covenants or agreements set forth in the Merger Agreement having, individually or in the aggregate, a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Merger, and, with respect to clauses (iii) and (iv) above, the Company has not cured such breach prior to the earlier of (A) ten days following notice by the Parent or Purchaser thereof and (B) two Business Days prior to the date on which the Offer expires, provided that, with respect to clauses (iii) and (iv) above, neither Parent or Purchaser has breached any of their respective obligations in a manner that proximately contributed to such breach by the Company or (v) Parent or Purchaser shall have discovered that any information supplied to Parent or Purchaser by the Company (excluding, for such purposes, any projections or forecasts or other forward looking information supplied by the Company), at the time provided to Parent or Purchaser, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such misstatement or omission would have a Material Adverse Effect on the Company.

     As used in the Merger Agreement, "Material Adverse Effect" means any effect that is materially adverse to the financial condition, business, properties or results of operations of the Company and its subsidiaries taken as whole, on the one hand, or Parent and its subsidiaries taken as a whole on the other hand. None of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute a Material Adverse Effect on the Company and its subsidiaries taken as a whole: (i) a change in the market price or trading volume of Shares, (ii) a failure by the Company to meet the revenue or earnings predictions of equity analysts for any period ending (or for which earnings are released) on or after the date of the Merger Agreement and prior to the Effective Date, (iii) conditions affecting the U.S. economy as whole, or (iv) conditions affecting the worldwide industrial equipment market. Additionally, conditions affecting the U.S. economy as whole shall not be deemed to constitute a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

     In the event of the termination of the Merger Agreement, the Merger Agreement shall become void and have no effect, without any liability on the part of any party or its affiliates, directors, officers or shareholders, other than the provisions concerning fees and expenses (discussed below) and confidentiality. Nothing shall relieve any party from liability for any breach of the Merger Agreement prior to such termination.

     FEES AND EXPENSES. As provided in the Merger Agreement, in the event that the Merger Agreement is terminated pursuant to paragraph (c)(iii) above or paragraph (d) above, and, within twelve months thereafter, a Third Party Acquisition occurs, then Parent and Purchaser would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Purchaser for such damages, the Company has agreed to pay to Parent the amount of $2.0 million as liquidated damages (the "Break-Up Fee").

     "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 50% or more of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of Shares resulting in such person holding at least 50% or more of the outstanding Shares; or (iv) the acquisition by a Third Party of shares of the Company's capital stock resulting in such person being able to elect a majority of the Company's directors.

     Upon the termination of the Merger Agreement prior to the purchase of Shares by Purchaser pursuant to the Offer pursuant to paragraph (c)(iii) above or paragraph (d) above, the Company shall reimburse Parent, Purchaser and their affiliates (not later than ten Business Days after submission of statements therefor) for all documented out-of-pocket fees and expenses, not to exceed $500,000, reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, filing fees, printing and mailing costs, fees payable to investment bankers, counsel to any of the foregoing, and accountants). If Parent or Purchaser shall have submitted a request for reimbursement, such party will provide the Company in due course with invoices or other reasonable evidence of such expenses upon request. The Company shall in any event pay the amount requested within ten Business Days of such request, subject to the Company's right to demand a return of any portion as to which invoices are not received in due course.

     Upon the termination of the Merger Agreement pursuant to paragraph (e)(i) or (e)(ii) above, Parent shall reimburse the Company and their affiliates (not later than ten Business Days after submission of statements therefor) for all documented out-of-pocket fees and expenses, not to exceed $500,000, reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, filing fees, printing and mailing costs, fees payable to investment bankers, counsel to any of the foregoing, and accountants). If the Company shall have submitted a request for reimbursement, it will provide Parent in due course with invoices or other reasonable evidence of such expenses upon request. Parent shall in any event pay the amount requested within ten Business Days of such request, subject to Parent's right to demand a return of any portion as to which invoices are not received in due course.

     Except as specifically provided in the Merger Agreement, each party has agreed to bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

     AMENDMENT. The Merger Agreement may be amended by action taken by the Company, Parent and Purchaser at any time before or after approval of the Merger by the shareholders of the Company (if required by applicable law) but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable law without such approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties.

     EXTENSION. The Merger Agreement provides that at any time prior to the Effective Time, each party may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained therein or in any document, certificate or writing delivered pursuant thereto or (c) waive compliance by the other parties with any of the agreements or conditions contained therein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to assert any of its rights shall not constitute a waiver of such rights.

SHAREHOLDER AGREEMENT

     On March 15, 1999, Parent, Purchaser and trusts established under the Richard L. Hayman and Dorothy M. Hayman Trust No. 1 (the "Trusts") entered into an agreement (as amended as of March 18, 1999, the "Shareholder Agreement") with respect to the voting of the Trusts' Shares (the "Subject Shares") in connection with the Merger. The Trusts agreed to vote (or cause to be voted) the Subject Shares (i) in favor of the Merger Agreement and the Merger and (ii) against any Third Party Acquisition, or any amendment of the Company's Articles of Incorporation, Bylaws, or any other proposal or transaction or any change in management or the Company Board, that could reasonably be expected to impede, in any material respect, prevent or nullify the Merger or Merger Agreement. As of the date of the execution of the Shareholder Agreement, the Trusts beneficially owned 1,521,477 shares of Class A Common Stock and all 40,000 shares of Class B Common Stock. The Trusts granted Purchaser a proxy to vote and an option to acquire all of the Trusts' shares of Class A Common Stock upon the terms and subject to the conditions set forth therein. As a result, Purchaser and Parent may be deemed to beneficially own such Shares of Class A Common Stock. Additionally, the Trusts agreed to tender the Subject Shares into the offer. As of March 10, 1999, the Trusts' Shares of Class A Common Stock represent 31.9% of the total outstanding Shares of Class A Common Stock.

EMPLOYMENT AGREEMENT

     On March 15, 1999, Parent, Purchaser and R. Malcolm Greaves ("Greaves") entered into a Letter Agreement which provides that upon Purchaser's purchase of Shares pursuant to the Offer or the Merger, whichever occurs first, Greaves will enter into an employment agreement with the Company (the "Employ-ment Agreement"), and pursuant to which Greaves agreed to forego the $180,000 "stay" bonus that the Company had previously agreed to pay him. Under the Employment Agreement, Greaves will continue to serve as President and Chief Executive Officer of the Company. The Employment Agreement will contain customary definitions of cause and good reason, a non-competition/non-solicitation provision and other customary provisions.

INDEMNIFICATION

     The Company's Certificate of Incorporation provides that the liability of a director of the Company for monetary damages shall be eliminated to the fullest extent permissible under California Law.

     The Company's Bylaws provide that the Company may indemnify its agents, including its directors and officers, and persons serving in such capacities in other business enterprises at the Company's request, against expenses actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed action brought against such person by reason of the fact that such person is or was an agent of the Company, if such person acted in good faith, in a manner such person believed would be in the best interests of the Company and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. The Bylaws allow the Company to advance expenses incurred in connection with defending such a proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall ultimately be determined that the agent is entitled to indemnification. The rights conferred in the Bylaws are not exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents. In addition, the Bylaws permit the Company to maintain director and officer liability insurance to the extent reasonably available.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE COMPANY BOARD.

     The Company Board has (a) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares, (b) approved and adopted the Merger Agreement and the transactions contemplated thereby, and
(c) resolved to recommend that the shareholders of the Company accept the Offer and approve and adopt the Merger Agreement and approve the transactions contemplated thereby.

     (b) BACKGROUND OF THE OFFER; OPINION OF FINANCIAL ADVISOR; FACTORS CONSIDERED BY THE BOARD OF DIRECTORS.

     Background of the Offer

     In August 1998, the Company Board resolved to undertake a search for strategic alternatives to the Company's then current strategy. The Company Board decided to retain an investment banker, Schroder & Co. Inc. ("Schroders"), to explore the capital needs of the Company and the strategic alternatives available to the Company, including partnering of the Company with third parties or a sale of the entire Company.

     During the period from September to October 1998, Schroders conducted extensive interviews with senior management, engaged in customary due diligence procedures, analyzed valuation parameters, explored new product opportunities and product line sales and developed a list of potential acquirors of the Company. Schroders and the Company Board discussed and explored these possibilities in numerous meetings, and the Company Board authorized Schroders to contact potential acquirors to explore the sale of the entire company.

     On October 20, 1998, the Company publicly announced that it had retained Schroders to advise the Company on its strategic alternatives. In October and November 1998, Schroders contacted 103 potential buyers and distributed a descriptive document highlighting the Company's strengths prepared in consultation with Company management (the "Offering Memorandum"). A total of 70 potential buyers executed confidentiality agreements with the Company and received the Offering Memorandum. These potential buyers included both strategic and financial buyers.

     In early December 1998, the Company received initial indications of interest from approximately 20 potential acquirors, and, of those, invited five bidders to participate in due diligence and management presentations at the Company's facility in Burbank, California. On or about January 26, 1999, the Company received three written formal indications of interest, two from the five bidders that had participated in due diligence and management presentations at the Company's facility and a third on behalf of certain members of management presented by Merchants Group International ("Merchants Group").

     On January 26, 1999, the Company Board met to evaluate the bids that had been received. The Company's legal counsel gave a presentation to the Board on the directors' duties in connection with the sale of the Company and the directors' duties of care and loyalty in connection therewith. Representatives of Schroders described the terms and conditions of each of the bids, the background of the bidders and the status of the diligence performed by each of the bidders. The Company Board discussed each of the bids in detail, focusing on the terms and conditions of the bids and the likelihood of completing a transaction on the terms and conditions outlined. Thereafter, the Company Board resolved to accept the bid from Constellation Capital Partners LLC, a company affiliated with Colfax Corporation ("Colfax"), and granted an exclusive right to negotiate with the Company's representatives until February 19, 1999. The Company Board then directed Schroders and the Company's legal counsel to meet with representatives of Colfax and their counsel to negotiate the terms of a definitive acquisition agreement and report back to the Company Board concerning the results thereof.

     From January 26 to February 18, 1999, representatives of the Company, Schroders and the Company's legal counsel held discussions with representatives of Colfax and Colfax's legal counsel to negotiate various aspects of the acquisition proposal. In addition, from time to time from January 26 to February 18, 1999, Colfax's legal counsel, accountants and other representatives conducted legal, financial and technical reviews of the Company.

     On February 8, 1999, the Company Board received an unsolicited new bid from Merchants Group, representing a different purchaser. The Company's legal counsel sent Merchants Group a letter informing it that the Company could not consider Merchants Group's new bid because Colfax's exclusive negotiating period was still in effect.

     On February 18, 1999, the Company Board met to discuss Colfax's request for an extension of its exclusive negotiating period. The Company Board discussed the status of the negotiations with Colfax in detail, and the likelihood of completing a transaction with Colfax. The Company Board resolved to extend Colfax's exclusive negotiating period until February 23, 1999 and instructed Schroders and the Company's legal counsel to continue negotiating the terms of a definitive acquisition agreement with Colfax.

     From February 18 to February 23, 1999, representatives of the Company, Schroders and the Company's legal counsel continued to negotiate various aspects of the acquisition proposal with representatives of Colfax and Colfax's legal counsel, while Colfax's legal counsel, accountants and other representatives continued conducting legal, financial and technical reviews of the Company.

     On February 24, 1999, the Company Board met to discuss Colfax's request for an additional extension of its exclusive negotiating period and a report on the proposal received from Merchants Group. The Company Board discussed the status of the negotiations with Colfax and the reasons for the delay. Representatives from Schroders reported on their discussions with representatives from Merchants Group and their continued interest in acquiring the Company. The Company Board discussed the viability of the continuing interest by Merchants Group, which was now proposing a separate offer by affiliates of Parent. The Company Board discussed the bidding process to date and whether they should extend Colfax's negotiating period. The Company Board decided not to extend Colfax's exclusive negotiating period and, instead, decided to negotiate with both Colfax and Parent. To allow Parent to conduct its due diligence investigation, the Company Board agreed not to enter into a definitive agreement with any person until March 5, 1999.

     From February 24 to March 5, 1999, Parent's legal counsel, accountants and other representatives conducted legal, financial and technical reviews of the Company. On March 5, 1999, representatives of the Company and its legal counsel met with representatives of Parent at the offices of the Company's legal counsel to discuss the terms of Parent's best bid. On March 5, 1999, representatives of Schroders spoke with representatives of Colfax to ask Colfax to submit its best bid by Monday morning, March 8, 1999.

     On March 8, 1999, the Company Board met to consider the final bids of Parent and Colfax. Parent had submitted a final bid of $13.00 per share of the Company Common Stock, subject to the negotiation of a satisfactory definitive acquisition agreement, assuming completion of a satisfactory due diligence investigation. Colfax had indicated that it still wanted to purchase the Company but for various reasons was not in a position to submit a binding bid at that time. The Company Board discussed the situation and the likelihood of completing a transaction with either party. Thereafter, the Company Board resolved to accept Parent's bid and granted an exclusive right to negotiate with the Company's representatives until March 11, 1999. The Company Board directed Schroders and the Company's legal counsel to meet with representatives of Parent and their counsel to negotiate the terms of a definitive acquisition agreement and report back to the Company Board concerning the results thereof.

     From March 8 to March 13, 1999, representatives of the Company, Schroders and the Company's legal counsel held discussions with representatives of Parent and Parent's legal counsel to negotiate various aspects of the acquisition proposal. In addition, Parent's legal counsel, accountants and other representatives conducted legal, financial and technical reviews of the Company.

     On March 11, 1999, the Company Board met to discuss the status of negotiations between Parent and the Company. The Company had not finalized a definitive agreement with Parent, and Parent had not provided a firm final offer by the expiration of Parent's exclusive negotiating period. The principal terms of the proposed transaction and the remaining issues were reviewed and discussed. The Company Board also discussed the possibility of any other acquirors becoming available. The Company Board discussed the open issues related to the acquisition proposal and directed its legal counsel and Schroders to discuss concerns the Company Board had regarding the proposals with representatives of Parent and continue negotiating the terms of Parent's proposal. The Company Board also directed Schroders and the Company's legal counsel to reopen discussions with Colfax. From March 11 to March 14, 1999, Schroders had discussions with Colfax, and Schroders and the Company's legal counsel had various discussions and negotiations with representatives of Parent, finalizing the terms of Parent's offer.

     On March 14, 1999, the Company Board met to review and discuss the finalized terms of Parent's proposed acquisition of the Company. At the meeting, the Company's legal counsel gave a presentation to the Board on the terms of the Merger Agreement and related documents, the structure of the Offer and the Merger and the Company Board's fiduciary duties to shareholders. The Company Board received the written opinion of Schroders, dated March 14, 1999, at the meeting that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger as contemplated in the Merger Agreement was fair from a financial point of view to such holders. The Company Board members discussed the terms of the proposed acquisition and asked questions of Schroders and the Company's legal counsel. Following this discussion, the Company Board
(a) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares, (b) approved and adopted the Merger Agreement and the transactions contemplated thereby, and (c) resolved to recommend that the shareholders of the Company accept the Offer and approve and adopt the Merger Agreement and approve the transactions contemplated thereby.

     On March 15, 1999, Parent, Purchaser and the Company executed the Merger Agreement and, simultaneously, Parent, Purchaser and certain shareholders of the Company executed the Shareholder Agreement.

     Opinion of Financial Advisor

     In connection with its consideration of the proposed Merger, the Company requested that Schroders advise the Company Board with respect to the fairness, from a financial point of view, of the consideration to be received by holders of Haskel's Common Stock in the Merger. On March 14, 1999, at a meeting of the Company Board held to evaluate the proposed Merger, Schroders reviewed with the Company Board the financial analyses performed by Schroders and delivered to the Company Board an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion, dated March 14, 1999) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Merger consideration was fair, from a financial point of view, to the holders of Common Stock of the Company. The full text of Schroders' opinion, dated March 14, 1999, which sets forth the assumptions made, matters considered and limits of the review undertaken, is included as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference. Schroders has consented to the inclusion of the full text of the Schroders' Opinion as Exhibit 4 to this Schedule 14D-9. THE SUMMARY OF SCHRODERS' OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. STOCKHOLDERS ARE URGED TO READ THE SCHRODERS' OPINION CAREFULLY IN ITS ENTIRETY.

     No limitations were imposed by the Company Board on the scope of Schroders' investigation or the procedures to be followed by Schroders in tendering its opinion. In arriving at its opinion, Schroders, among other things, (i) reviewed a draft, dated March 14, 1999, of the Merger Agreement; (ii) visited the executive offices and operations of the Company in Burbank, California; (iii) reviewed the Company's Annual Reports on Form 10-K for the fiscal years ended May 31, 1994 through 1998, including the audited consolidated financial statements contained therein; (iv) reviewed the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1998, including the unaudited consolidated financial statements contained therein; (v) reviewed historical financial results of the Company and its subsidiaries prepared by management;
(vi) had discussions with the senior management of the Company regarding the business, operations and prospects of the Company and its subsidiaries; (vii) reviewed projections of the Company prepared by management; (viii) researched certain publicly available information on the industry in which the Company operates; (ix) performed various analyses, as Schroders deemed appropriate, of the Company using generally accepted analytical methodologies, including (a) an analysis of premiums paid in public merger and acquisition transactions; (b) the application of the public trading multiples of companies which Schroders deemed comparable to the Company; (c) the application of the multiples reflected in recent merger and acquisition transactions involving businesses which Schroders deemed comparable to the financial results of the Company; and (d) discounting the projected cash flows of the Company's operations; (x) solicited indications of interest from 103 potential buyers; (xi) reviewed historical trading prices and volume of the Company's common stock; and (xii) performed such other of the financial studies, analyses, inquiries and investigations, as Schroders deemed appropriate.

     In its review and analysis and in formulating its opinion, Schroders assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information supplied or otherwise made available to it by the Company or obtained by Schroders from other publicly available sources, and upon the assurance of the Company's management that they were not aware of any information or facts that would make the information provided by it to Schroders incomplete or misleading.

     With respect to financial forecasts and projections for the Company, Schroders was advised by management of the Company, and assumed without independent investigation, that such forecasts and projections had been reasonably prepared and reflected the best currently available estimates and judgments as to the expected future financial performance of the Company. The financial forecasts and projections were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

     Schroders noted that its opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated by Schroders on, and the information made available to it as of, the date of its opinion. Schroders has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion that is brought to its attention after the date of its opinion.

     The Opinion does not constitute a recommendation as to any action the Board of Directors of the Company or any stockholder of the Company should take in connection with the Transaction or any aspect thereof and is not a recommendation to any person on how such person should vote in the consideration of the

Merger. The Opinion relates solely to the fairness, from a financial point of view, of the Transaction Consideration to the stockholders of the Company. Schroders expresses no opinion therein as to the relative merits of the Merger and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Merger or the decision of the Board of Directors of the Company to proceed with the Merger, nor, does Schroders express any opinion on the structure, terms or effect of any other aspect of the Transaction.

     In preparing its opinion, Schroders performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying the Schroders' Opinion. In arriving at its opinion, Schroders did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Schroders believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying the preparation of its opinion. The Schroders' Opinion and analyses were only one of many factors considered by the Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the view of the Board of Directors or management of the Company with respect to the Merger Consideration of the proposed Merger.

     The following is a summary of the analyses performed by Schroders in connection with the preparation of its opinion.

     Financial Valuation Analyses

     Analysis of Comparable Publicly Traded Companies. Using publicly available information, Schroders compared selected historical and projected financial data, and selected stock market data of the Company to the corresponding data of the following six publicly-traded companies that Schroders deemed to be reasonably comparable to Haskel: Roper Industries, Inc., IDEX Corporation, Graco Inc., Denison International plc, Robbins & Myers Inc. and Flowserve Corporation (the "Comparable Companies").

     Schroders compared (i) the stock prices, (ii) market capitalization (defined as share price times total shares outstanding), (iii) stock price to Latest Twelve Months ("LTM") EPS, (iv) stock price to fiscal year ("FY") 1999 EPS, (iv) enterprise values (defined as market capitalization plus total debt, preferred stock and minority interest, and capitalized leases less cash and cash equivalents), (v) enterprise values to LTM revenues, (vi) enterprise values to FY 1999 revenues, (vii) enterprise values to LTM earnings before interest and taxes ("EBIT"), (viii) enterprise values to FY 1999 EBIT, (ix) enterprise values to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and (x) enterprise values to FY 1999 EBITDA for each of Haskel and the selected Comparable Companies.

     Discounted Cash Flow ("DCF") Analysis. Schroders performed a DCF analysis using financial forecasts supplied to Schroders by management of the Company for FYs 1999-2004. The DCF was calculated as the sum of the present values of (i) the projected unlevered free cash flows from FYs 2000-2004, and (ii) the FY 2004 terminal value based upon a range of multiples from 6.0x to 8.0x projected EBITDA for FY 2004. Schroders than adjusted the enterprise values thus obtained by subtracting existing debt and adding existing cash to get a range of equity values for the Company.

     Comparable Transaction Analysis. Using publicly available information, Schroders analyzed certain financial and operating information relating to selected transactions in the flow control and pump industries. The flow control transactions were all executed after January 1, 1997 while the transactions in the pump industry were all executed on or after January 1, 1996.

     Schroders analyzed the following transactions in the flow control industry (the purchaser is listed first and is in italics and is followed by the seller):
Code Hennessey & Simmons/Hunt Valve Company; Watts Industries/Hoke Inc.; Dover Corporation/Wilden Pump & Engineering; Cooper Cameron Corporation/Orbit Valve; IDEX Corporation/Gast Manufacturing; IDEX Corporation/Knight Equipment International, Inc.; David Brown Group/Union Pump Company; Robbins & Myers Inc./the flow control equipment division of J.M. Huber Corporation; Parker Hannifin Corporation/Honeywell Inc.'s flow business; Danaher Corpora-tion/Gems Sensors; Pentair, Inc./the pump group of General Signal Corporation; Durco International/BW/ IP Inc.; and Culligan Water Technologies/Ametek's water filtration business.

     Schroders analyzed the following transactions in the pump industry (the purchaser is listed first and is in italics and is followed by the seller):
Dover Corporation/Wilden Pump & Engineering; IDEX Corporation/ Knight Equipment International, Inc.; David Brown Group/Union Pump Company; Durco International/ BW/IP Inc.; Cypress Group/Amtrol Inc.; Precision Castpart Corporation/Newflo Corporation; and Roper Industries, Inc./Fluid Metering, Inc.

     With respect to each of the transactions analyzed, Schroders computed the equity costs (where applicable, the offer price per share multiplied by total common shares outstanding (the "Equity Cost")) and the adjusted price (the Equity Cost plus latest reported total debt, capitalized leases, preferred stock and minority interest minus total cash and cash equivalents) paid in such transactions and divided the adjusted price by the acquired company's LTM Revenues, EBIT and EBITDA, and the acquired company's projected revenues, EBIT and EBITDA for the next fiscal year ending subsequent to the acquisition.

     Premium Analysis. Schroders analyzed the premiums paid over the stock price of acquired companies in selected merger transactions since 1995, based on stock prices one day, one week, and four weeks prior to the announcement of the transaction. This analysis demonstrated that, on average, the acquired company received a 39%, 33% and 28% premium over its stock price one day, one week and four weeks prior to the announcement of the transaction, respectively. Schroders noted that the $12.90 per share consideration implied by the Merger represents premiums of 46%, 27%, and 32% to Haskel's average closing stock price one month, three months, and six months prior to the date (March 15, 1999) the Merger was announced.

     Based on the above analyses, Schroders derived a range of values for Haskel's common stock from $10.00 to $20.00 per share.

     Pursuant to the terms of Schroders' engagement by the Company, the Company has agreed, among other things, to pay Schroders for its services in connection with the Merger a financial advisory fee which is contingent on consummation of the Merger. The Company has also agreed to reimburse Schroders for reasonable out-of-pocket expenses incurred by Schroders in performing its services, including the reasonable fees and expenses of its outside legal counsel, and to indemnify Schroders and related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

     Schroders, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Schroders, in the normal course of its business, may trade in securities of the Company for its own account and for the accounts of its customers.

     Factors Considered by the Board of Directors

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all shareholders tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including:

          (1) the financial and other terms of the Offer, the Merger Agreement and the related transaction agreements;

          (2) the presentation of Schroders and Schroders' opinion to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $12.90 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to the shareholders of the Company, from a financial point of view (the "Fairness Opinion"). THE FULL TEXT OF SCHRODERS' WRITTEN FAIRNESS OPINION IS FILED AS EXHIBIT 4 TO THIS SCHEDULE 14D-9. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

          (3) the fact that the $12.90 per share tender offer price represents a premium of approximately 43% over the closing price of the Company's Common Stock on the Nasdaq National Market System ("Nasdaq") on March 9, 1999 and a premium of approximately 60% over the Company's closing price on October 19, 1998, which was the day before the Company announced that it had retained Schroders to evaluate strategic alternatives;

          (4) the view of the Company Board, based in part upon the presentation of Schroders, regarding the likelihood of a superior offer arising, the efforts of Schroders over the last 8 months to locate other potential merger candidates, and the fact that certain candidates which had been identified over such period had held discussions with the Company that had proven unsuccessful;

          (5) the Company's existing competitive and market position;

          (6) the provisions of the Merger Agreement, including the provisions allowing the Company to respond to certain unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement and pay a break-up fee to Parent under certain circumstances; and

          (7) the fact that Parent's and Purchaser's obligations under the Offer were not subject to any financing condition, and the fact that Parent's obligations to pay any damages under the Merger Agreement are guaranteed by Tinicum Capital Partners, L.P. and Edmundson International, Inc., and the fact that Parent's financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement appear to be sufficient.

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Schroders in connection with the Offer and the Merger. Pursuant to a letter agreement, dated September 21, 1998, the Company is required to pay Schroders, upon delivery of the Fairness Opinion, a fee, payable in cash, of $100,000, which amount will be credited against any compensation otherwise payable by the Company to Schroders upon the consummation of a sale of the Company. Upon consummation of a sale of the Company, including a sale pursuant to the transactions contemplated by the Merger Agreement, the Company has agreed to pay Schroders a fee, payable in cash on closing, equal to 1.125% of (a) minus (b) where (a) is equal to all consideration received by the shareholders of the Company and (b) is equal to the Company's cash balance. In addition to the foregoing compensation, the Company has agreed to indemnify Schroders against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer. See "Item 3 -- The Shareholder Agreement."

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Short Form Merger. Under the California General Corporations Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of each class of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if Purchaser does not acquire at least 90% of each class of the outstanding Shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under California Law, a significantly longer period of time will be required to effect the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
       1       Agreement and Plan of Merger, dated March 15, 1999, by and among Haskel International, Inc., HI Holdings Inc. and HI
               Merger Subsidiary Inc.
       2       Shareholder Agreement, dated as of March 15, 1999, by and
               among certain shareholders of the Company, Purchaser and
               Parent, as amended as of March 18, 1999.
       3       Letter to Shareholders of Haskel International, Inc., dated
               March 22, 1999.
       4       Fairness Opinion of Schroders & Co. Inc., dated March 11,
               1998.
       5       Text of Press Release issued by the Company on March 15,
               1999.
       6       Proxy Statement of Haskel International, Inc., dated
               September 21, 1998, for the Annual Shareholder Meeting on
               October 30, 1998.
       7       Restated Articles of Incorporation of Haskel International,
               Inc., dated June 30, 1997.
       8       Restated By-Laws of Haskel International, Inc., effective
               June 9, 1994.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:  /s/ R. Malcolm Greaves

                                                    R. Malcolm Greaves
                                                 Chief Executive Officer

Dated: March 22, 1999